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                            February 13, 2023

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
1, 2023
                                                            CIK No. 0001954042

       Dear Jing Yuan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Gross Profit, Gross Profit Margin, page 100

   1. We note your response to our prior comment 8. Please revise your registration statement to include this
response.
       OUR COMPETITIVE STRENGTHS, page 122

   2. We note your response to our prior comment 13. Please revise your disclosure to include your response to our
comment. Please also address the fact that your Director, Co-
                                                        Founder, and Chief
Executive is currently an executive director of Geely and that your
 Jing Yuan
ZEEKR Intelligent Technology Holding Ltd
February 13, 2023
Page 2
      Chairman is currently the Chairman of the board of directors of Geely. DESCRIPTION OF AMERICAN DEPOSITORY SHARES, page 189

3. We note your response to prior comment 16 and disclosure on page 189 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation by those holding ADS or an interest therein, including any such action or proceeding that may arise under the Securities Act or
      Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and
      that these provisions can discourage claims or limit investors    ability
to bring a claim in a
      judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also make likewise revisions to your risk factor on page 73 and disclose whether the provision would apply if a holder withdrew the underlying shares. Also, regarding your revisions on pages
      189 and 196, please revise to separately caption the forum and jury trial waiver provisions.
Exhibits

4.    Please provide an active hyperlink directly to your exhibits. Refer to
Item 601(a)(2) of
      Regulation S-K. Also include the disclosures required by Item 601(b)(10)(iv) of
      Regulation S-K in your exhibit index.
General

5. Please reconcile your revisions in response to prior comment 25 with your continued
      disclosure on page 7 that you "will rely" on the controlled company exemptions.
       You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJing Yuan
                                                    Division of Corporation
Finance
Comapany NameZEEKR Intelligent Technology Holding Ltd
                                                    Office of Manufacturing
February 13, 2023 Page 2
cc:       Li He
FirstName LastName